Exhibit 99.1

WNS Announces Addition of John Freeland to Board of Directors

NEW YORK and MUMBAI, September 2, 2014 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced the appointment of John Freeland to the company’s Board of Directors effective September 1, 2014. John brings over 35 years of experience to WNS, most recently as President and CEO of Information Resources, Inc. (IRI), a leading global provider of information, insights and decision solutions. In his previous roles, John was President — Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, John was also appointed a member of Accenture’s executive committee. John has a B.A. in Economics and an MBA from Columbia University.

“We are excited to have John join the WNS Board of Directors,” said Adrian T. Dillon, Chairman of the Board. “John brings to WNS a wealth of experience in the solutions and services business, and we look forward to benefitting from his unique perspective and valuable insights.”

With this addition, the WNS Board of Directors will consist of nine members, including eight non-executive directors.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2014, WNS had 27,760 professionals across 34 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey	Archana Raghuram
Corporate SVP — Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Head — Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com